Mail Stop 4561

      					October 18, 2006


Leo F. Wells, III
President
Institutional REIT, Inc.
6200 The Corners Parkway, Suite 250
Norcross, Georgia  30092

Re:	Institutional REIT, Inc.
	Amendment No. 1 to Registration Statement on Form S-11
	Filed September 27, 2006
      File No. 333-129651

Dear Mr. Wells:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that you intend to issue stock-based awards to affiliates of your advisor. Please advise us how you intend to comply with the registration provisions of the Securities Act in connection with these awards.


How long will this offering last?, page 19
2. We note your response to comment 19 and your revised disclosure, including the disclosure related to the application of Rule 415(a)(5)
of Regulation C. However, in light of the disclosure regarding the different possible "termination" dates, it may not be clear to an investor that you can simply continue to offer shares with the same terms and in the same manner as described in this prospectus by filing a new registration statement. Please consider adding a separate paragraph under this heading to clarify this point.

Results of Operations, page 88
3. We note your response to comment 39 and your disclosure that higher cap rates could result in higher returns. Please expand your discussion to address the impact on your financial results from the interplay of cap rates, dividend yield and interest rates on your borrowings.
4. In your discussion of the deferred selling commissions, please disclose the maximum amount that may be paid in future periods as a result of this offering.

*  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.


      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Eric McPhee at 202-551-3693 or Daniel
Gordon,
Accounting Branch Chief, at 202-551-3780 if you have questions regarding comments on the financial statements and related matters.
Please contact me at 202-551-3852 with any other questions.

Sincerely,



Michael McTiernan
Special Counsel

cc:	Robert H. Bergdolt, Esq. (via facsimile)
	DLA Piper Rudnick Gray Cary US LLP

Leo F. Wells, III
Institutional REIT, Inc.
October 18, 2006
Page 3